# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Howard Hughes Holdings Inc., CIK 0001981792
CUSIP: 44267T102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 12/17/2025
Amends the filing with accession number 0000950123-10-107487
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (31.7% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,390,960 shares of Common Stock outstanding as of November 3, 2025, as reported in the Form 10-Q of Howard Hughes Holdings Inc. filed on November 10, 2025 (the "Form 10-Q").
- Pershing Square Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,390,960 shares of Common Stock outstanding as of November 3, 2025, as reported in the Form 10-Q.
- Pershing Square Holdco GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,390,960 shares of Common Stock outstanding as of November 3, 2025, as reported in the Form 10-Q.
- PS Holdco GP Managing Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,390,960 shares of Common Stock outstanding as of November 3, 2025, as reported in the Form 10-Q.
- William A. Ackman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,000,000; shared voting power 18,852,064; sole dispositive power 9,000,000; shared dispositive power 18,852,064; aggregate amount beneficially owned 27,852,064 (46.9% of the class)
  Comment: Item 13 Footnote: This calculation is based on 59,390,960 shares of Common Stock outstanding as of November 3, 2025, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Howard Hughes Holdings Inc.
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Comment:
This amendment No. 31 ("Amendment No. 31") to Schedule 13D is being filed on behalf of the Reporting Persons relating to the entry into an equity commitment letter with, and related proposal to acquire additional securities of, Howard Hughes Holdings Inc., a Delaware corporation (the "Issuer" or "HHH"). This Amendment No. 31 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 31, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 31 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 31, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 17, 2025, in connection with the entry into a Purchase and Sale Agreement, dated as of December 17, 2025, by and between Howard Hughes Insurance Holdings, LLC ("Buyer"), HHH, Vantage Group Holdings, Ltd. ("Vantage"), and the other parties thereto (the "Sellers") pursuant to which Buyer shall purchase from Sellers all of Vantage's outstanding shares of capital stock (the "Purchase Agreement" and such purchase, the "Vantage Transaction"), Pershing Square Holdings, Ltd. ("PSH") entered into an equity commitment letter with HHH (the "Equity Commitment Letter"), which is filed as Exhibit 99.39 hereto.

Pursuant to the Equity Commitment Letter, PSH has committed, prior to and contingent upon the closing of the Vantage Transaction, to purchase an amount equal to $1.0 billion (or such lesser amount as may be requested by HHH) of HHH's to-be-issued Non-Voting Exchangeable Perpetual Preferred Stock, par value $0.01 per share (such shares collectively, the "Preferred Stock"). The currently proposed terms of the Preferred Stock are summarized below and set forth in greater detail in the Preliminary Summary of Terms attached as Exhibit A to the Equity Commitment Letter ("Term Sheet"), which is filed as Exhibit 99.39 hereto. The proceeds to HHH from the sale of the Preferred Stock shall be used in part to fund the Vantage Transaction and for HHH to contribute indirectly to Vantage additional equity capital to be used for working capital and general corporate purposes.

The Preferred Stock will generally rank pari passu with HHH's common stock, shall be non-voting, subject to certain customary protective rights, and shall be perpetual unless exchanged or repurchased.

A majority of Disinterested Directors (as defined in the Standstill Agreement between HHH and Pershing Square Holdco, L.P. ("PS Holdco"), dated as of May 5, 2025, which was previously filed as Exhibit 99.33 to the Schedule 13D) of the board of directors of HHH may declare dividends on the Preferred Stock, and if declared, will pay out of the lesser of (i) assets of HHH legally available for the payment of dividends and (ii) pro rata cash dividends that track, on an as-exchanged basis, the dividends or distributions received by HHH indirectly from Vantage.

During the period between 60 and 90 days following the end of each of the first seven fiscal years following the date of issuance of the Preferred Stock (the "Original Issue Date") or as may be mutually agreed by the parties, HHH shall have the right, but not the obligation, to repurchase the Preferred Stock in certain tranches (up to all outstanding Preferred Stock) (the "Call Option"). The repurchase price under the Call Option for each share of Preferred Stock shall be equal to the greater of (i) (a) the original issue price of the Preferred Stock plus (b) 4% per annum increase of such issue price through the date of repurchase and (ii) (x) 1.5 times the preceding year-end or quarter-end book value of Vantage multiplied by (y) the corresponding ownership percentage of Vantage represented by such share of Preferred Stock (on an as-exchanged basis).

Within 60 days following (i) the end of the seventh fiscal year following the Original Issue Date (subject to the Call Option) and (ii) the end of each subsequent fiscal year, a holder of Preferred Stock may exchange in certain tranches shares of Preferred Stock, without the payment of additional consideration, into a number of shares of common stock of Vantage ("Vantage Common Stock") such that, upon exchange of all Preferred Stock, the holders of Preferred Stock would own, in the aggregate, a fraction of all of the issued and outstanding Vantage Common Stock equal to (i) (a) the aggregate purchase price of the Preferred Stock plus (b) all dividends received by HHH indirectly from Vantage that the Preferred Stock would have received had it been exchanged for Vantage Common Stock (reduced by (but not below zero) all such dividends passed on to holders of the Preferred Stock through a dividend on the Preferred Stock), in each case prior to the date of the applicable exchange plus (c) any dividends owed under the Defaulted Repurchase Dividend Rate (defined below) (reduced by (but not below zero) all such dividends paid to holders of Preferred Stock) divided by (ii) (a) the aggregate purchase price of Vantage in the Vantage Transaction plus (b) any additional capital contributed to Vantage. As a condition to any such exchange, applicable holder(s) of the Preferred Stock will deliver a voting proxy agreement to PS Holdco in a form substantially similar to the Voting Proxy Agreement, dated August 5, 2025, among PS Holdco and certain of its affiliates (each a "PS Fund"), which was previously filed as Exhibit 99.38 to the Schedule 13D (the "Voting Proxy Agreement"), pursuant to which each PS Fund appointed PS Holdco as its proxy and attorney-in-fact to vote all of the Common Stock that such PS Fund holds. In no event will the holders of Preferred Stock be permitted to acquire more than 49% of the total shares of Vantage Common Stock outstanding (the "Ownership Cap") without the approval of a majority of the Disinterested Directors (as defined in the Standstill Agreement). To the extent the holders of Preferred Stock have the right to exchange their Preferred Stock and have delivered a notice requesting such exchange, but are prohibited from completing all or any portion of the exchange due to the Ownership Cap, HHH will repurchase such excess portion of shares of Preferred Stock requested to be exchanged on the same terms as a mandatory repurchase (as further discussed below).

HHH shall offer to repurchase all of the outstanding shares of Preferred Stock upon the occurrence of any of the following: a change of control or re-organization of HHH or Vantage, excluding any sales or disposals to or by PSH; a sale of all or substantially all of the assets or business of HHH or Vantage; or material breach of the certificate of designation governing the terms of the Preferred Stock, subject to a customary cure period. The repurchase price for each share of Preferred Stock shall be cash consideration in an amount equal to the greater of (i) the amount that such holder of Preferred Stock would have been entitled to receive under the Call Option and (ii) if the event triggering the mandatory repurchase offer is a transfer of equity in Vantage, the amount that such holder would have received in such transaction if it had exchanged its Preferred Stock into Vantage Common Stock. If not all shares of Preferred Stock are repurchased in full when required (the "Repurchase Date"), then until such shares have been repurchased and the aggregate repurchase price has been paid in full, (a) the unpurchased shares of Preferred Stock shall remain outstanding and beginning on the Repurchase Date, the unpurchased shares of Preferred Stock shall bear a dividend of 10% of the original issue price of the Preferred Stock per annum (the "Defaulted Repurchase Dividend Rate"), to the extent permitted under applicable law and (b) the holders of Preferred Stock shall have customary rights and remedies, including forbearances on the part of HHH from declaring or paying any distributions, dividends, redemptions or otherwise making funds available in respect of securities that rank pari passu or junior to the Preferred Stock, and HHH shall use commercially reasonable efforts to take action to generate sufficient funds to repurchase the remaining shares of Preferred Stock in full, to the extent permitted under applicable law.

PSH will have customary registration rights for transactions of this type, which shall expressly include the right to require HHH and Vantage to use reasonable best efforts to conduct an initial public offering or direct listing concurrently with the exchange of Vantage Common Stock.

In the event of any additional capital contribution to Vantage, the holders of Preferred Stock shall have the right (but not the obligation) to purchase additional shares of Preferred Stock to participate on a pro rata basis. Among other customary protective rights, PSH shall have a consent right over any primary issuance of any equity securities of Vantage (including any instruments convertible into equity) and shall also have a right of first refusal with respect to any proposed secondary sale of any equity securities of Vantage (including any instruments convertible into equity) to any third party. In the event the exercise of the right of first refusal would cause PSH to exceed the Ownership Cap, the underlying proposed sale shall require the consent of a majority-in-interest of the holders of Preferred Stock.

Upon consummation of the Vantage Transaction, it is anticipated that Pershing Square Capital Management, L.P. ("PSCM") will act as investment manager of Vantage's general account and all of Vantage's other investment portfolios. The proposed new investment management agreement for the foregoing is subject to non-disapproval by the Delaware Department of Insurance and approval by a majority of the Disinterested Directors pursuant to the Standstill Agreement. As long as the existing Services Agreement between HHH and PSCM, dated as of May 5, 2025, which was previously filed as Exhibit 99.31 to the Schedule 13D, remains in effect, it is not anticipated that HHH, Vantage or Vantage's subsidiaries will pay any additional investment management or advisory fees to PSCM under such new investment management agreement.

HHH shall bear all reasonable and documented expenses incurred by PSH in connection with the purchase of the Preferred Stock up to $4.5 million (provided that expenses incurred by PSH in connection with participating in or facilitating HHH's or Vantage's regulatory filings shall not count towards this maximum).

The foregoing description of the Equity Commitment Letter and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Equity Commitment Letter (and Preliminary Summary of Terms attached as Exhibit A thereto), which is attached hereto as Exhibit 99.39 and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 of Amendment No. 31 is incorporated by reference into this Item 6 as if restated in full."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibits:

Exhibit 99.39: Equity Commitment Letter, dated as of December 17, 2025, by and between Pershing Square Holdings, Ltd. and Howard Hughes Holdings Inc.

## Signatures
- Pershing Square Capital Management, L.P.: /s/ William A. Ackman, William A. Ackman / Authorized Signatory (12/19/2025)
- Pershing Square Holdco, L.P.: /s/ William A. Ackman, William A. Ackman / Authorized Signatory (12/19/2025)
- Pershing Square Holdco GP, LLC: /s/ William A. Ackman, William A. Ackman / Authorized Signatory (12/19/2025)
- PS Holdco GP Managing Member, LLC: /s/ William A. Ackman, William A. Ackman / Authorized Signatory (12/19/2025)
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (12/19/2025)